Exhibit 99.1

Silvercorp Receives Tanzanian FCC Approval and Provides Further Updates on OreCorp Offer

Trading Symbol: TSX: SVM
                               NYSE AMERICAN: SVM

  FCC Provides Unconditional Approval for Proposed Orecorp Transaction
  Independent Expert Appointed by Orecorp Concludes That the Silvercorp Offer Is Fair and Reasonable To Orecorp Shareholders, In The Absence Of A Superior Proposal
  Each Orecorp Director Has Accepted the Silvercorp Offer

VANCOUVER, BC, Feb. 1, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today announced the Company received a Merger Clearance Certificate (dated January 30, 2024) from the Tanzanian Fair Competition Commission (the "FCC") providing unconditional merger control approval for the proposed transaction with OreCorp Limited ("OreCorp") by way of Silvercorp's off-market takeover offer (the "Silvercorp Offer"), for all of the OreCorp shares not already owned by Silvercorp for consideration comprising 0.0967 common shares of Silvercorp and A$0.19 cash per OreCorp share (the "Transaction"). The FCC approval represents the sole Tanzanian regulatory requirement needed to complete the Transaction. This approval means that the potential breach of the "no regulatory action" condition in paragraph (c) of Appendix 2 of Silvercorp's Replacement Bidder's Statement dated January 16, 2024 ceases to exist.

The Company would like to thank the FCC for providing support throughout the expedited approval process. The Company would also like to express its appreciation to the Tanzanian Honourable Minister for Minerals, Permanent Secretary for Minerals, Treasury Registrar and the Tanzanian Mining Commission, all of whom have expressed support to Silvercorp and OreCorp.

Release of Target Statement

OreCorp has now released its Target's Statement and is currently dispatching it to OreCorp shareholders, including a copy of the Independent Expert's Report prepared by BDO Corporate Finance (WA) Pty Ltd which has concluded that the Silvercorp Offer is fair and reasonable to OreCorp shareholders, in the absence of a superior proposal.

OreCorp Director Acceptance of Silvercorp Offer and Recommendation

Silvercorp notes that each OreCorp director has now accepted the Silvercorp Offer and continues to recommend that OreCorp shareholders ACCEPT the Silvercorp Offer in the absence of a Superior Proposal and subject to the Independent Expert's Report continuing to conclude that the Silvercorp Offer is reasonable to OreCorp shareholders.

The Silvercorp Offer is scheduled to close at 7:00 p.m. (Sydney time) on February 23, 2024, unless the Silvercorp Offer is further extended or withdrawn. Questions or requests for assistance in relation to the Silvercorp Offer may be directed to the Silvercorp Information Line by calling 1300 290 691 (within Australia) or +61 2 9066 4081 (outside Australia) between 9:00am and 5:30pm (Sydney time) Monday to Friday, excluding public holidays in Sydney.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the Transaction; the recommendation of the OreCorp board and conclusions of the independent expert; the Company's intentions with respect to the Nyanzaga Project; statements regarding enhanced trading liquidity, re-rating potential and participation in further upside; price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 20:46e 01-FEB-24